Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

May 20, 2005

3.

News Release

May 20, 2005 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. announced closing of Expedited Private Placement.

5.

Full Description of Material Change

Titan Trading Analytics Inc. announced that is has completed the closing of an expedited private placement, raising gross proceeds of Cdn. $233,400 to enhance its marketing and training programs, software development and working capital.  The private placement consisted of the issuance of 1,167,000 Common Shares and 583,500 Warrants exercisable at $0.27 on or before May 19, 2006.  The securities issued under the private placement are subject to a four-month hold period.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-930-7072

9.

Date of Report

May 20, 2005